UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number: 001-38514

Puxin Limited

Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District
Beijing, 100080, the People’s Republic of China
+86 10 8260 5578

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Mr. Yun Xiao

Puxin Limited (“Puxin” or the “Company”) has appointed Mr. Yun Xiao as the Company’s chief operating officer (“COO”), effective April 17, 2020. Mr. Xiao has served as the chief executive officer of Puxin Online School since November 2018. Prior to this, he held multiple positions at the Company, including the head of K-12 group class business and executive president of GEDU,since he joined the Company in December 2014. Mr. Xiao, as the COO, will oversee the Company’s overall operational functions while he continues to serve as the chief executive officer of Puxin Online School.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puxin Limited
Date:	April 17, 2020	By:	/s/ Yunlong Sha
			Name:	Yunlong Sha
			Title:	Chief Executive Officer and Chairman